John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 17, 2017

Re:	Blue Marble Energy Corporation

Offering Statement on Form 1-A

File No. 024-10661

CIK No. 0001462326

Dear Mr. Reynolds:

On behalf of our client, Blue Marble Energy Corporation, we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on February 17, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: James Stephens

Blue Marble Energy Corporation